UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Odonate Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

676079106
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC
4747 Executive Drive, Suite 510
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 16, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 676079106	13D	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,492,338
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,492,338
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,492,338
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 46.5%
14	Type of Reporting Person PN

CUSIP NO. 676079106	13D	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,492,338
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,492,338
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,492,338
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 46.5%
14	Type of Reporting Person OO

CUSIP NO. 676079106	13D	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,492,338
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,492,338
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,492,338
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 46.5%
14	Type of Reporting Person IN

Explanatory Note: This Amendment No. 1 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Tang Capital Partners, LP, a Delaware limited partnership, Tang Capital Management, LLC, a Delaware limited liability company, and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the U.S. Securities and Exchange Commission (“SEC”) on December 18, 2017 (the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of Odonate Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Items 3 and 5 of the Statement are hereby amended to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Since December 18, 2017, the Reporting Persons have expended an aggregate of approximately $6,700,000 to purchase 290,000 shares of the Issuer’s Common Stock. Such purchases were effected through the open market. The Common Stock was acquired in the ordinary course of business. Subject to the following paragraph, Tang Capital Partners, LP used its own funds for the purchases, none of which were borrowed or otherwise obtained from any other source.

Tang Capital Partners, LP maintains commingled margin accounts with various financial institutions, which may extend margin credit to Tang Capital Partners, LP as and when required, to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since multiple different securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 5. Interest in Securities of the Issuer.

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a)           Amount beneficially owned and percentage of class:

Tang Capital Partners, LP	12,492,338 shares, representing 46.5% of the class
Tang Capital Management, LLC	12,492,338 shares, representing 46.5% of the class
Kevin C. Tang	12,492,338 shares, representing 46.5% of the class

Tang Capital Partners, LP is the beneficial owner of 12,492,338 shares of the Issuer’s Common Stock. Tang Capital Partners, LP shares voting and dispositive power over such shares of Common Stock with Tang Capital Management, LLC and Kevin C. Tang. Subject to the arrangements described in Item 6 of this Statement, the shares reported as beneficially owned by the Reporting Persons include a total of 154,285 shares of Common Stock that are held of record by Odonate Holdings, LLC (“Holdings”). Holdings has granted a proxy to Tang Capital Partners, LP giving Tang Capital Partners, LP the authority to vote such shares.

The percentages used herein are based upon 26,891,691 shares of Common Stock outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q that was filed with the SEC on July 30, 2018.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the shares of the Issuer’s Common Stock owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang, as the manager of Tang Capital Management, LLC, may be deemed to beneficially own the shares of the Issuer’s Common Stock beneficially owned by Tang Capital Partners, LP. Kevin C. Tang shares voting and dispositive power over such shares with Tang Capital Partners, LP and Tang Capital Management, LLC.

(b)           Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	0 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	12,492,338 shares
Tang Capital Management, LLC	12,492,338 shares
Kevin C. Tang	12,492,338 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	0 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	12,492,338 shares
Tang Capital Management, LLC	12,492,338 shares
Kevin C. Tang	12,492,338 shares

(c)          The Reporting Persons have engaged in the following transactions in the Issuer’s Common Stock during the last 60 days.

Entity	Transaction	Trade Date	Shares	Price/Share

Tang Capital Partners, LP	Purchase	August 13, 2018	6,791	$18.7175[1]
Tang Capital Partners, LP	Purchase	August 14, 2018	6,603	$18.9841[2]
Tang Capital Partners, LP	Purchase	August 15, 2018	6,186	$19.0519[3]
Tang Capital Partners, LP	Purchase	August 15, 2018	420	$19.9904[4]
Tang Capital Partners, LP	Purchase	August 15, 2018	2,810	$18.8582[5]
Tang Capital Partners, LP	Purchase	August 16, 2018	20,000	$19.8049[6]
Tang Capital Partners, LP	Purchase	August 16, 2018	16,490	$19.4416[7]
Tang Capital Partners, LP	Purchase	August 16, 2018	700	$19.9871[8]
Tang Capital Partners, LP	Purchase	August 17, 2018	2,387	$19.2625[9]
Tang Capital Partners, LP	Purchase	August 20, 2018	9,908	$18.9407[10]
Tang Capital Partners, LP	Purchase	August 20, 2018	200	$19.7400
Tang Capital Partners, LP	Purchase	August 21, 2018	7,505	$19.4738[11]

(d)          N/A.

(e)          N/A.

1 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $18.25 to $19.00. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares sold at each price within the ranges set forth in Footnotes 1 through 11 herein.

2 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $18.55 to $19.22.

3 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $18.81 to $19.68.

4 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $19.99 to $20.00.

5 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $18.65 to $18.88.

6 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $19.57 to $20.00.

7 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $18.95 to $19.94.

8 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $19.95 to $20.00.

9 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $19.01 to $19.39.

10 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $18.71 to $19.18.

11 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $19.28 to $19.71.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

August 23, 2018

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang